Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

January 9, 2020 By EDGAR	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deborah O’Neal and Jeffrey Long

Re:	Oaktree Specialty Lending Corporation

Registration Statement on Form N-2, File No. 333-234798

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2019,

File No. 814-00755

Ladies and Gentlemen,

On behalf of Oaktree Specialty Lending Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File No. 333-234798 (the “Registration Statement”), and Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2019, File No. 814-00755 (the “2019 Form 10-K”), in telephone conversations on December 16, 2019 between Jeffrey Long of the Staff and William J. Tuttle and Erin M. Lett of Proskauer Rose LLP, outside counsel to the Company, and December 18, 2019 between Deborah O’Neal of the Staff and William J. Tuttle and Erin M. Lett. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement or 2019 Form 10-K, as applicable.

Legal Comments

1.	Please include a transmittal letter with future filings of registration statements and preliminary proxy statements.

Response:

The Company acknowledges the Staff’s comment and will include a transmittal letter with future filings of registration statements and preliminary proxy statements.

2.

We note the disclosure on the calculation of weighted average annual yield in the final sentence of the second paragraph on page 2 of the Registration Statement. In future filings, please highlight this sentence using bold or italics.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Deborah O’Neal

Jeffrey Long

January 9, 2020

Response:

As requested, in future filings, the Company will highlight the above-referenced sentence using bold or italics.

3.

We note the disclosure in the second paragraph on page 3 of the Registration Statement regarding the ability of OCG’s founders, senior management and current and former employee-unitholders to sell their remaining OCG units to Brookfield commencing in 2022. Please supplementally advise the Staff how such sales are expected to affect Oaktree’s investment, marketing and support teams that provide services to the Company.

Response:

The Company supplementally advises the Staff that, at this time, such sales of OCG units to Brookfield are not expected to have a material impact on Oaktree’s investment, marketing and support teams that provide services to the Company.

4.	We note the disclosure in the second paragraph on page 4 of the Registration Statement. Please consider adding “revenue-generating” to clarify what is meant by “performing debt”.

Response:

As requested, in future filings, the Company will consider adding “revenue-generating” before “performing debt”.

5.

We reference the Staff Statement on LIBOR Transition. Please confirm that the Company monitors its disclosures on the LIBOR transition in connection with its quarterly filings and that its most recent disclosures surrounding the potential impact of the transition will be contained or incorporated by reference in any prospectus supplement.

Response:

As requested, the Company confirms that it monitors its disclosures on the LIBOR transition in connection with its quarterly filings and that its most recent disclosures surrounding the potential impact of the transition will be contained or incorporated by reference in any prospectus supplement.

Deborah O’Neal

Jeffrey Long

January 9, 2020

Accounting Comments

6.	Please confirm that the figures in the fees and expenses table reflect any provision for income taxes.

Response:

The Company respectfully submits that it is difficult to reasonably estimate any future provision (benefit) for income taxes because the provision will be determined in the future based on unrealized and realized gains (losses) on certain of its investments held through taxable subsidiaries and is based on the timing of realized and unrealized gains. Accordingly, the Company has omitted any provision (benefit) from income taxes in preparing the fees and expenses table. In connection with future filings, the Company will add disclosure to better clarify that any potential provision (benefit) for income taxes has been omitted because of the uncertainties associated with determining such amounts in future periods.

7.

We note that the fees and expenses table shows total annual expenses of 8.11% while the financial highlights show the ratio of total expenses to average net assets as 9.65% for the year ended September 30, 2019. Please explain the discrepancy.

Response:

The Company respectfully submits that the discrepancy is due to the fact that the fees and expenses table was calculated based on (1) base management fees calculated from total gross assets as of September 30, 2019, (2) incentive fees for the fiscal year ended September 30, 2019, (3) interest expense calculated using actual debt outstanding as of September 30, 2019 and (4) consistent with the requirements of Form N-2, estimated amounts of other expenses for the current fiscal year. By contrast, the financial highlights were calculated based on average net assets and actual other expenses for the fiscal year ended September 30, 2019. Specifically, the amount of leverage used by the Company decreased meaningfully during the fiscal year, resulting in reduced base management fees and interest payments on borrowed funds as of September 30, 2019.

8.	We note the disclosure on page 72 of the Form 10-K regarding sensitivity to interest rates. Please explain why interest expense in the table decreases as interest rates increase.

Response:

The Company respectfully submits that the table shows a negative amount because an increase in interest expense reduces the change in net assets resulting from operations. In connection with future filings, the Company will evaluate revising the disclosure to better demonstrate the net increase on changes in net assets from operations (i.e., increase in interest income offset by the increase in interest expense).

Deborah O’Neal

Jeffrey Long

January 9, 2020

9.

We note that the Company accrued administrative expenses of $2.3 million for the year ended September 20, 2019 while $2.7 million was included in “Due to affiliate” in the Consolidated Statements of Assets and Liabilities for the unpaid portion of administrative expenses and other reimbursable expenses payable to the Oaktree Administrator. Please advise the Staff how often amounts owing to the Oaktree Administrator are settled.

Response:

The Company generally settles amounts owed to the Oaktree Administrator quarterly. In addition to administrative expenses payable to the Oaktree Administrator under the Administration Agreement, the “due to affiliate” balance includes expenses of the Company that have been paid by an affiliate of the Oaktree Administrator as part of a centralized accounts payable process and are reimbursable by the Company to the Oaktree Administrator.

10.	Please confirm that the acquisition date for restricted securities is included in the Schedule of Investments consistent with the requirements of Footnote 8 to Rule 12-12 of Regulation S-X.

Response:

The Company respectfully submits that it has not identified any restricted securities in its portfolio as of September 30, 2019. Please note that for purposes of its review and consistent with footnote 669 to the Investment Company Reporting Modernization Final Rule, the Company has not identified as restricted securities those securities subject to Rule 144A that the Company can sell to qualified institutional buyers.

11.

We note the disclosure on page 85 of the Form 10-K that the first lien loans to Dominion Diagnostics, LLC matured on April 8, 2019. Please advise as to the status of these loans and whether they are in default.

Response:

The Company’s first lien loans to Dominion Diagnostics, LLC were not paying cash interest as of September 30, 2019 but were left on accrual status because all cumulative unpaid interest is expected to be paid in connection with a restructuring of the company. Definitive documentation for a restructuring of Dominion Diagnostics, LLC was ultimately signed on December 30, 2019, and the restructuring is expected to close following receipt of certain regulatory approvals.

Deborah O’Neal

Jeffrey Long

January 9, 2020

12.

We note the disclosure on page 137 of the Form 10-K that the base management fee (net of waivers) incurred under the Investment Advisory Agreement for the year ended September 30, 2019 was $22.2 million. Please confirm that the amount of fee waivers are separately disclosed in the Consolidated Statements of Operations.

Response:

As requested, the Company confirms that the amount of fee waivers are separately disclosed in the Consolidated Statements of Operations (below the line item for Total expenses).

13.	Please confirm the Company performed the tests required by Rules 3-09 and 4-08(g) of Regulation S-X with respect to its controlled portfolio companies as of September 30, 2019.

Response:

As requested, the Company confirms that it performed the applicable tests required by Rules 3-09 and 4-08(g) of Regulation S-X. The Company notes that standalone audited financial statements for one of the Company’s portfolio companies, Senior Loan Fund JV I, LLC, were filed in an amendment to the Form 10-K on December 19, 2019. No other disclosures were required as of September 30, 2019 pursuant to Rules 3-09 and 4-08(g) of Regulation S-X.

14.	Please confirm that the incremental disclosures required by ASU 2016-01 with respect to the Company’s credit facility, the 2024 Notes and the 2028 Notes are included in the Form 10-K.

Response:

The Company respectfully submits that it has not elected the fair value option with respect to its credit facility, the 2024 Notes or the 2028 Notes. As a result, the incremental disclosure requirements under ASU 2016-01 are inapplicable to the Company.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

Deborah O’Neal

Jeffrey Long

January 9, 2020

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Mel Carlisle, Oaktree Specialty Lending Corporation

Mathew Pendo, Oaktree Specialty Lending Corporation

Mary Gallegly, Oaktree Specialty Lending Corporation

Erin Lett, Proskauer Rose LLP